Exhibit 4.9

ESSA Pharma Inc

999 West Broadway, #720

Vancouver, BC , V6H 3W9

EMPLOYMENT AGREEMENT

This Agreement made as of the 1st day of August 1, 2014.

BETWEEN:

ESSA PHARMA INC.

(the “Company”)

AND:

DAVID WOOD

(the “Employee”)

WITNESSES THAT WHEREAS:

A. The Employee has been providing services to the Company as the Company’s Chief Financial Officer since June of 2013, and

B. The Company wishes to employ the Employee as the Company’s Chief Financial Officer on the new terms and conditions hereinafter set forth.

THEREFORE in consideration of the recitals, the following representations and covenants and the payment of ten dollars made by each party to the other, the receipt and sufficiency of which is acknowledged by each party, the parties agree on the following terms:

1.	Employment

1.1 The Company hereby agrees to employ the Employee in the position of Chief Financial Officer of the Company and the Employee hereby agrees to accept such employment on the new terms and conditions herein.

1.2 The Employee shall report to the Chief Executive Officer (“CEO”) of the Company and shall perform the duties assigned to him from time to time by the CEO that are consistent with his position and are described in Schedule A attached hereto.

1.3	Throughout the term of this Agreement, the Employee shall:

(a)	diligently, honestly and faithfully serve the Company and shall use his best efforts to promote and advance the interests and goodwill of the Company;

(b)	conduct himself at all times in a manner which is not prejudicial to the Company’s interests;

(c)	subject to section 1.4, devote his full working time and attention to the business and affairs of the Company to fulfil his obligations hereunder

1.4 Notwithstanding any other provision of this Agreement, nothing herein will prevent the Employee from rendering services with regard to:

(a)	family trusts and holding companies or to charitable or community service organizations;

provided that such activities do not interfere with the Employee’s duties and responsibilities hereunder.

1.5 The Employee acknowledges and agrees that he is a fiduciary of the Company and the Company’s affiliates and related companies that the Employee may provide duties to from time to time. Without in any way limiting the scope of the Employee’s fiduciary obligations to the Company, the Employee agrees that, at all times during the term of this Agreement, the Employee shall not engage in competition with the Company, its affiliates or subsidiaries, aid others in any unfair competition with the Company, its affiliates or subsidiaries, in any way breach the confidence that the Company has placed in the Employee, misappropriate any proprietary or confidential information of the Company, or misappropriate any corporate opportunities of the Company.

1.6 The Employee acknowledges and agrees that he will be based out of the Company’s offices located in British Columbia but he may be required to travel as is reasonably necessary to fulfill the requirements of his position.

2.	Term of Employment

2.1 The Employee’s employment hereunder shall continue until terminated in accordance with the terms of section 4 of this Agreement.

3.	Remuneration and Benefits

3.1 Base Salary: During the currency of this Agreement, the Company shall pay to the Employee a salary of CDN$240,000 per annum (“Base Salary”) in accordance with the regular payroll practices of the Company. The Base Salary shall be reviewed from time to time by the CEO and the Board of Directors of the Company (the “Board”).

3.2 Stock Options. On the date of this agreement or as soon as practicable thereafter, the Employee will be granted 200,000 stock options with a strike price of CDN$2.00 per share expiring 5 years after the date of issue. Such options shall vest as follows:

(a)	20,000 upon acceptance of employment after the options are issued; and

(b)	5,000 per month thereafter until all options are vested,

(c)	all unvested options will automatically vest upon occurrence of a Change of Control event;

(d)

All vested options will expire one year after termination by the Company or by the Employee for any reason, unless there is a regulatory requirement for a shorter expiry term, in which case the regulatory requirement will prevail.

Subject to this Agreement, all stock options granted to the Employee Section shall vest, terminate and be exercisable on the terms set out in the form of the stock option agreement in use by the Company at the time of such grant and in accordance with the terms of the Plan for employees as it exists from time to time and subject to necessary regulatory and Board approval.

3.3 Benefits. The Employee will be eligible to participate in the Company’s employee benefit plans, provided that such participation will be subject to all terms and conditions of such plans (including, without limitation, all waiting periods, eligibility requirements, contributions, exclusions or other similar conditions and limitations) at the Company’s cost.

3.4 Reimbursement of Expenses. The Company shall reimburse the Employee for all reasonable expenses, actually and properly incurred by the Employee in the performance of his duties for the Company, including all expenses relating to travel by the Employee on behalf of the Company or any affiliates of the Company. The Employee shall furnish to the Company such statements, vouchers and other particulars of expenses as the Company may reasonably require.

3.5 Vacation. The Employee shall be entitled to 4 weeks (20 working days) paid vacation in each calendar year during the term of this Agreement. The timing of vacations shall be in accordance with the Company’s policies and practices for senior management personnel and with the Company’s needs.

3.6 Statutory Deductions. The Company shall have the right to deduct and withhold from the Employee’s compensation any amounts required to be deducted and remitted under applicable provincial, state or federal laws.

4.	Termination

4.1 The Company may terminate the Employee’s employment under this Agreement at any time for cause. If this Agreement and the Employee’s employment are terminated for cause, no notice, salary, compensation, benefits, allowances or pay in lieu of notice shall be paid or payable to the Employee after or as a result of such termination other than the Base Salary to the effective date of such termination.

4.1 The Company may terminate the Employee’s employment under this Agreement without cause at any time by providing the Employee with, if not theretofore paid, the amount of the Employee’s accrued and unpaid Base Salary and vacation pay for the period to and including the effective date of termination; and notice of termination or pay in lieu of such notice of termination equal to 1 year (the “Notice Period”).

At the time that the Company provides notice of termination to the Employee pursuant to this section or at any time during the applicable Notice Period, the Company shall have the right to elect to pay the Employee a lump sum payment equal to the Base Salary payable during the Notice Period or such proportion of the Notice Period that remains outstanding at the time of the Company’s election and all other benefits and entitlements shall terminate as of the date of such election.

4.2 In the event that the Employee terminates his employment for Good Reason, then within five (5) days of receiving such notice of termination the Company shall provide to the Employee the payments and benefits set out in subsection 4.1 of this Agreement. For the purposes of this Agreement, “Good Reason” means:

(a)

a material adverse change to the Employee’s position, duties, authority, or responsibilities, including any material adverse change in the person(s) to whom the Employee reports or who report to the Employee, or any assignment to the Employee of any significant ongoing duties inconsistent in any material respect with the Employee’s position, duties, authority or responsibilities;

(b)	a decrease in the Employee’s Base Salary or a material decrease in the Employee’s incentive bonus, benefits, vacation or other compensation;

(c)

the failure of the Company to obtain a written agreement to expressly assume this Agreement from any successor owner (whether such succession is direct or indirect by purchase, merger, consolidation or otherwise) of all or substantially all of the shares or the business and/or assets of the Company; or

(d)	any action or event that would constitute constructive dismissal of the Employee at common law.

4.3 The Employee may terminate his obligations under this Agreement without cause by giving 30 days of written notice to the CEO. On the giving of such notice by the Employee, or at any time thereafter, the Company shall have the right to elect at any time thereafter to immediately terminate the Employee’s employment, and upon such election, shall provide to the Employee a lump sum payment equal to the Base Salary for the 30 days or to such proportion of the 30 days that remain outstanding at the time of such election. Any benefits provided pursuant to section 3.3 of this Agreement shall continue to the end of such 30 day period, subject to the terms of the applicable benefit plan.

4.4 If the Employee resigns from employment for any reason or the Employee’s employment is terminated with cause or without cause options will cease to vest as of the date that notice of termination is given or received by the Employee. All vested options will expire one year after the date notice of termination is given or received by the Employee.

4.5 The Employee acknowledges and agrees that unless otherwise expressly agreed in writing between the Employee and the Company, the Employee shall not be entitled, by reason of his employment with the Company or by reason of any termination of such employment, however so arising, to any remuneration, compensation or other benefits other than as expressly provided for in this Agreement.

5.	Change of Control

5.1 Definitions. For the purposes of this Agreement “Change in Control” means situations where after giving effect to the contemplated transaction and as a result of such transaction (i) any one Person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company; or (ii) any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, holds in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor; where such Person or combination of Persons did not previously hold a sufficient number of voting shares to materially affect control of the Company or its successor and, in the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 50% of the voting shares of the Company or resulting company is deemed to materially affect control of the Company or resulting company. “Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

5.2 Continuation of Employment Following a Change in Control. Upon a Change in Control, the Company agrees to continue the Employee in its employ, in accordance with the terms and provisions of this Agreement, on the same terms and conditions which were in effect immediately prior to the Change in Control or on such other terms as may be subsequently agreed upon in writing between the Company and the Employee. Upon a Change in Control, the provisions of this section and section 5.3 shall become operative.

5.3 Obligations Of The Company Upon Termination. If the Employee’s employment is terminated by the Company at any time within a 12 month period following a Change of Control (the “Protection Period”), other than for cause, or is terminated by the Employee for Good Reason at any time within the Protection Period, then:

(a)	the Company shall pay a lump sum payment to the Employee within 10 days of the termination equal to:

(i)	if not theretofore paid, the amount of the Employee’s accrued and unpaid Base Salary and vacation pay for the period to and including the effective date of termination; and

(ii)	an amount equal to twelve (12) months of his Base Salary at that time; and

(b)

all unvested Options shall vest upon the effective date of that termination and any unexercised portion of such Options will thereafter be exercisable by the Employee for the remaining term to expiry for such Options (being the original term of the Options at the time of grant).

6.	Restrictions on Competition and Solicitation

6.1 The Employee covenants and agrees with the Company that the Employee will not, without the prior written consent of the Board, at any time within a period of six (6) months following the termination of the Employee’s employment with the Company for any reason, either individually or in partnership or in conjunction with any person, whether as principal, agent, shareholder, director, officer, employee, investor, or in any other manner whatsoever, directly or indirectly, advise, manage, carry on, be engaged in, own or lend money to, permit the Employee’s name or any part thereof to be used or employed by any person managing, carrying on or engaged in the business of developing and marketing for sale drugs to provide recurrent prostate cancer patients the potential for significant increases in progression-free survival in the Province of British Columbia and the State of Texas. Nothing in this section 6.1 shall prevent the Employee from acquiring or holding not more than 1% of the shares of a company whose shares are listed on a public stock exchange.

6.2 The Employee shall not, for a period of six (6) months following the termination of the Employee’s employment for any reason, without the prior written consent of the Board, for his account or jointly with another, either directly or indirectly, for or on behalf of himself or any individual, partnership, corporation or other legal entity, as principal, agent, employee or otherwise, solicit, influence, entice or induce, or attempt to solicit, influence, entice or induce:

(a)	any person who is employed by the Company or any affiliated company to leave such employment; or

(b)

any person, firm or corporation whatsoever, who or which has at any time in the last two (2) years of the Employee’s employment with the Company or any predecessor of the Company, been a customer of the Company, any affiliated company, or of any of their respective predecessors, provided that this subsection shall not prohibit the Employee from soliciting business from any such customer if the business is in no way similar to the business carried on by the Company, an affiliated company, any of their respective predecessors, subsidiaries or associates to cease its relationship with the Company or any affiliated company.

6.3 The Employee acknowledges that, in connection with the Employee’s employment by the Company, the Employee will receive or will become eligible to receive substantial benefits and compensation. The Employee acknowledges that the Employee’s employment by the Company and all compensation and benefits and potential compensation and benefits to the Employee from such employment will be conferred by the Company upon the Employee only because and on condition of the Employee’s willingness to commit the Employee’s best efforts and loyalty to the Company, including protecting the Company’s right to have its Confidential Information protected from non-disclosure by the Employee and abiding by the confidentiality, and other provisions herein. The Employee understands the Employee’s duties and obligations as set forth in sections 6.1 and 6.2and agrees that such duties and obligations would not unduly restrict or curtail the Employee’s legitimate efforts to earn a livelihood following any termination of the Employee’s employment with the Company. The Employee agrees that the restrictions contained in sections 6.1 and 6.2 are reasonable and valid. The Employee further acknowledges and agrees that the Company shall be entitled to any appropriate legal, equitable, or other remedy, including injunctive relief, in respect of any failure or continuing failure of the Employee to comply with the provisions of sections 6.1 or 6.2.

7.	Representations and Warranties

7.1 The Employee represents and warrants to the Company that the execution and performance of this Agreement will not result in or constitute a default, breach, or violation, or an event that, with notice or lapse of time or both, would be a default, breach, or violation, of any understanding, agreement or commitment, written or oral, express or implied, to which the Employee is a party or by which the Employee or the Employee’s property is bound.

8.	General

8.1 Waiver. No consent or waiver, express or implied, by any party to this Agreement or any breach or default by any other party in the performance of its obligations under this Agreement or of any of the terms, covenants or conditions of this Agreement shall be deemed or construed to be a consent or waiver of any subsequent or continuing breach or default in such party’s performance or in the terms, covenants or conditions of this Agreement. The failure of any party to this Agreement to assert any claim in a timely fashion for any of its rights or remedies under this Agreement shall not be construed as a waiver of any such claim and shall not serve to modify, alter or restrict any such party’s right to assert such claim at any time thereafter.

8.2	Survival. The provisions of sections 5 and 6 shall survive the termination of this Agreement.

8.3 Notices. Any notice relating to this Agreement or required or permitted to be given in accordance with this Agreement shall be in writing and shall be personally delivered or mailed by registered mail, postage prepaid if to the Company to, ESSA Pharma Inc., Suite 720—999 West Broadway, Vancouver, BC, Canada, V5Z 1K5, and and if to the Employee to the home address of the Employee on the Company’s records. Any notice shall be deemed to have been received if delivered, when delivered, and if mailed, on the fifth day (excluding Saturdays, Sundays and holidays) after the mailing thereof. If normal mail service is interrupted the sender shall deliver such notice in order to ensure prompt receipt thereof. A party may change its address for service by notice in writing to the other party.

8.4 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Texas and the federal laws of the United States of America applicable therein, which shall be deemed to be the proper law hereof. The parties hereto hereby submit to the non-exclusive jurisdiction of the courts of Houston, Texas.

8.5 Severability. If any provision of this Agreement for any reason is declared invalid, such declaration shall not affect the validity of any remaining portion of the Agreement, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated and it is hereby declared the intention of the parties that they would have executed the remaining portions of this Agreement without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

8.6 Entire Agreement. This Agreement constitutes the entire Agreement between the parties hereto and there are no representations or warranties, express or implied, statutory or otherwise other than as set forth in this Agreement and there are no Agreements collateral hereto other than as are expressly set forth or referred to herein. This Agreement supersedes any prior agreements, written or oral in respect of the Employee’s employment with the Company. This Agreement cannot be amended or supplemented except by a written Agreement executed by all parties hereto.

8.7 Counterpart. This Agreement may be executed in counterparts and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Agreement.

8.8 Independent Legal Advice. The Employee acknowledges that this Agreement has been prepared by the Company’s solicitors and acknowledges that the Employee has had sufficient time to review this Agreement thoroughly, that he has read and understood the terms of this Agreement and that the Employee has been given the opportunity to obtain independent legal advice concerning the interpretation and effect of this Agreement prior to its execution.

[Execution Page Follows.]

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date first written above.

ESSA PHARMA INC.

Per:
Authorized Signatory
SIGNED, SEALED AND DELIVERED in the presence of:	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

Witness

Name			DAVID WOOD

Address

Occupation

SCHEDULE A

ESSA CFO Role Description

GENERAL

The CFO supervises the finance unit and is the chief financial spokesperson for the organization. The CFO reports directly to the President/Chief Executive Officer (CEO) and directly assists the Chief Operating Officer (COO) on all strategic and tactical matters as they relate to budget management, cost benefit analysis, forecasting needs and the securing of new funding.

DUTIES AND RESPONSIBILITIES

•	Assist in performing all tasks necessary to achieve the organization’s mission and help execute staff succession and growth plans.

•	Work with the President/CEO on the strategic vision.

•	Assisting in the development and negotiation of contracts.

•

Participate in developing new business, specifically: assist the CEO and COO in identifying new funding opportunities, the drafting of prospective programmatic budgets, and determining cost effectiveness of prospective service delivery.

•	Ensure adequate controls are installed and that substantiating documentation is approved and available such that all purchases may pass independent and governmental audits.

•	Provide the COO with an operating budget.

•

Oversee the management and coordination of all fiscal reporting activities for the organization including: organizational revenue/expense and balance sheet reports, reports to funding agencies, development and monitoring of organizational and contract/grant budgets.

•	Oversee all purchasing and payroll activity for staff and participants.

•

Develop and maintain systems of internal controls to safeguard financial assets of the organization and oversee federal awards and programs. Oversee the coordination and activities of independent auditors ensuring all A-133 audit issues are resolved, and all 403(b) compliance issues are met, and the preparation of the annual financial statements is in accordance with |Canadian or U.S. GAAP.

•	Attend Board and Subcommittee meetings; including being the lead staff on the Audit/Finance Committee.

•	Monitor banking activities of the organization.

•	Ensure adequate cash flow to meet the organization’s needs.

•	Oversee Accounts Payable and Accounts Receivable and ensure a disaster recovery plan is in place.

•	Oversee business insurance plans and health care coverage analysis.